March 3, 2025

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Xenon Pharmaceuticals Inc. (the Company) and, under the date of February 27, 2025, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2024 and 2023 and the effectiveness of internal control over financial reporting as of December 31, 2024. On March 3, 2025, we were dismissed.

We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 3, 2025, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP

Chartered Professional Accountants